Kenneth J. Rollins +1 858 550 6136 krollins@cooley.com

June 7, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tracie Mariner, Al Pavot, Deanna Virginio and Irene Paik

Re:	Janux Therapeutics, Inc.

Registration Statement on Form S-1

Filed May 19, 2021

File No. 333-256297

Ladies and Gentlemen:

On behalf of Janux Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 28, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comments, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed May 19, 2021

Business

License Agreement with WuXi Biologics (Hong Kong) Limited, page 135

1.

We note your revised disclosure that you have obtained a license to use the WuXi Biologics Licensed Technology to make, use, sell, offer for sale and import certain therapeutic products. Please revise to explain the nature of the therapeutic products and how it relates to your product candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 94, 135 and F-28 of the Amended Registration Statement.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 7, 2021

Page Two

2.	Please revise to specify the royalty term if you do not buy out your remaining royalty obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 95, 135 and F-29 of the Amended Registration Statement.

*    *     *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or James Pennington of Cooley LLP at (858) 550-6029 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	David Campbell, Ph.D., Janux Therapeutics, Inc.

James Pennington, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Matthew Bush, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com